Exhibit 5.1

Jingtian & Gongcheng
Attorneys at Law

中国北京朝阳门外大街20号联合大厦15层  邮政编码: 100020
15t h Floor, The Union Plaza, 20 Chaoyangmenwai Dajie, Beijing 100020, P.R.C.
电话 Telephone: (86-10) 6588-2200  传真 Facsimile: (86-10) 6588-2211

July 29, 2008

MOPIE (BVI) LIMITED
Room 1506, 1555 Kong Jiang Road
Yang Pu District, Shanghai,
People’s Republic of China

Dear Sirs,

We are qualified lawyers of the People’s Republic of China (the “PRC”) and are qualified to issue opinions on the laws and regulations of the PRC.

We have acted as PRC counsel for Mopie (BVI) Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”). We have been requested to give this opinion on, among other things, the legal ownership structure of the PRC Companies as defined below and the legality and validity of the arrangements under the relevant agreements in Appendix hereto (the “VIE Agreements”).

In rendering this opinion, we have examined the originals, or copies certified or otherwise identified to our satisfaction, of documents provided to us by the Company and such other documents, corporate records, certificates issued by governmental authorities in the PRC and officers of the Company and other instruments as we have deemed necessary or advisable for the purposes of rendering this opinion.

In rendering this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with authentic original documents submitted to us as copies and the completeness of the documents provided to us. We have also assumed that no amendments, revisions, modifications or other changes have been made with respect to any of the documents after they were submitted to us for purposes of this opinion. We have further assumed the accuracy and completeness of all factual statements in the documents.

As used herein, (a) “PRC Laws” means all laws, regulations, statutes, orders, decrees,guidelines, notices, judicial interpretations, subordinary legislations of the PRC which are publicly available (other than the laws of the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province); (b) “Governmental Agencies” means any court, governmental agency or body or any stock exchange authorities of the PRC (other than the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province); (c) “Approvals” means all approvals, consents, declarations, waivers, sanctions, authorizations, filings, registrations, exemptions, permissions, endorsements, annual inspections, qualifications and licenses required by Governmental Agencies; (d) “Material Adverse Effect” means a material adverse effect on the condition (financial or other), business, properties, results of operations or prospects of the Company and the PRC Companies (as defined herein below) taken as a whole; and (e) “Prospectus” means the prospectus, including all amendments or supplements thereto, that forms part of Registration Statement. Based on the foregoing, we are of the opinion that:

1. Molong Information Technology (Shanghai) Co., Ltd. (the “Molong”) was duly incorporated and validly exists as a wholly foreign owned enterprise with limited liability company status. All of the registered capital of Molong are fully paid and owned by Luckybull Limited in compliance with PRC Laws and the relevant Articles of Association. The Articles of Association of Molong comply with PRC Laws in all material respects and are in full force and effect.

2. Shanghai Mopietek Information Technology Co., Ltd. (the “Mopietek”) was duly
Incorporated and validly exists as an enterprise with limited liability company status. All of the registered capital of Mopietek are fully paid and owned directly by Song Zhiling and Shi Yongmei, in compliance with PRC Laws and the relevant Articles of Asociation. The Articles of Association of Mopietek comply with PRC Laws in all material respects and are in full force and effect.

3. Each of Molong and Mopietek (collectively, the “PRC Companies”), has full corporate right, power and authority, and except as described in the Prospectus, has all necessary Approvals to own, lease, license and use its properties, assets and conduct its business in the manner described in the Prospectus; to the best of our knowledge after due and reasonable inquiries and as confirmed by PRC Companies, none of the PRC Companies has any reason to believe that any Governmental Agencies are considering modifying, suspending or revoking any such Approvals.

4. Each of Molong, Mopietek and their respective shareholders has the legal right and full power and authority to enter into and perform its obligations under each of the VIE Agreements to which it is a party; and except as described in the Prospectus, each of the VIE Agreements constitutes a valid and legally binding obligation to each party of the VIE Agreements under the PRC Laws, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5. Each of the VIE Agreements does not and the execution and delivery by each of Molong, Mopietek, and their respective shareholders, and the performance by each of Molong, Mopietek, and their respective shareholders of its obligations thereunder, and the consummation by each of Molong, Mopietek, and their respective shareholders of the transactions contemplated therein will not: (A) to the best of our knowledge after due and reasonable inquiries, conflict with or result in a breach or violation of any terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument governed by the PRC Laws to which any of the Molong, Mopietek, and their respective shareholders is a party or by which any of such entities is bound or to which any of the properties or assets of such entities is bound or to which any of the properties or assets of such entities is subject, except for such conflict, breach, violation or default that would not be reasonably expected to have a Material Adverse Effect; and (B) as to any of Molong, Mopietek, result in any violation of the provisions of its Articles of Association or business license or any material Approval.

6. Each of the VIE Agreements is, and all the VIE Agreements taken as a whole are, legal, valid, enforceable and admissible as evidence under the PRC Laws and is binding on the respective parties thereto; However the pledge under the Equity Pledge Agreement has not been registered with the relevant administration of industry and commerce.

7. No material Approvals are required to be obtained for the performance by any of the parties thereto of their obligations, or for the transactions contemplated under the VIE Agreements; provided, however, any exercise by Molong of its rights under the Exclusive Equity Transfer Option Agreement dated 7 June 2008 by and among Molong, Mopietek and the shareholders of Mopietek will be subject to: (a) the approval of and/or registration with the Government Agencies for the resulting equity transfer if such transfer is to foreign investors or foreign-invested enterprises; and (b) the exercise price for equity transfer under the VIE Agreements must comply with relevant PRC Laws.

8. All dividends and other distributions declared and payable on the equity interests in Molong in accordance with PRC Laws may under the current PRC Laws be paid to the direct shareholders in Renminbi that may be converted into U.S. dollars and freely transferred out of the PRC.

9. Article 41 of the PRC Enterprise Income Tax Law (the “EIT Law”) stipulates that “where the income or the taxable income is reduced by the enterprises’ associated business violating the independent business principle, the tax authority shall have the power to make adjustment(s) to such business”. Since Molong and Mopietek may be deemed as associated enterprises under Articles 41 of the EIT Law, if the service fees and consideration set forth in the Agreements should be reviewed by local tax authorities, adjustments may be made to such service fees and consideration.

10. According to the Instructing Index of Industries for Foreign Investment (2007) and laws relevant, telecom industries belong to restricted categories, and any foreign investment to this category should obtain authority’s approval in advance. Although Mopietek is a wholly domestic company, Molong may control it or some of their actions actually through VIE Agreements without any prior authority’s approval. There are substantial uncertainties regarding the interpretation and application of current or future relevant PRC laws and regulations, and such arrangements of the Agreements may be regarded as elusion actions against the industrial regulations, and then be judged void and unenforceable.

11. None of the PRC Companies is entitled to any immunity from any legal proceedings or other legal process or from enforcement, execution or attachment in respect of their obligations in the transactions contemplated under any of the VIE Agreements.

This opinion relates to the PRC Laws in effect on the date hereof and there is no assurance that any of such laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

This opinion is rendered only with respect to the PRC Laws and we have made no investigations in any other jurisdiction and no opinion is expressed or implied as to the laws of any other jurisdiction.

This opinion only addressed the legal issues abovementioned and does not opine in any way on any other respect such as labor, social insurance, environmental protection, tax etc., and we do not give any opinion in any way to the Registration Statement since we are not required to review the Registration Statement.

Yours faithfully,
/s/ Jingtian & Gongcheng
Jingtian & Gongcheng

Appendix

1.	Exclusive Technical Grant and Service Agreement

2.	Exclusive Equity Transfer Option Agreement

3.	Shareholder Voting Rights Proxy Agreement

4.	Loan Agreement

5.	Equity Interests Pledge Agreement

6.	Rights and Duties Overall Transfer Agreement

7.	Amendment to Exclusive Technical Grant and Service Agreement

8.	Amendment to Shareholder Voting Rights Proxy Agreement